                                                          Filed by PRIMEDIA Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                   in respect of About.com, Inc.
                                                     Commission File No. 1-11106

In connection with the proposed transaction, PRIMEDIA will file a registration statement on Form S-4 and About.com, Inc. will file a proxy statement, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement when they become available because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and the proxy statement (when available) and other documents filed by PRIMEDIA and About.com, Inc. with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by PRIMEDIA with the SEC may also be obtained from PRIMEDIA by directing a request to PRIMEDIA Inc., 745 Fifth Avenue, New York, New York 10151, Attention:
Warren Bimblick (212-745-0100). Free copies of the proxy statement (when available) and other documents filed by About.com, Inc. with the SEC may also be obtained from About.com, Inc. by directing a request to About.com, Inc., 220 East 42nd Street, 24th Floor, New York, New York 10017 (212-849-2000).

PRIMEDIA and certain other persons referred to below may be deemed to be participants in the solicitations of consents of PRIMEDIA stockholders to agree to approve the issuance of PRIMEDIA's common stock in connection with the proposed transaction. The participants in the solicitation may include the directors and executive officers of PRIMEDIA, who may have an interest in the transaction including as a result of holding shares or options of PRIMEDIA. A detailed list of the names and interests of PRIMEDIA's directors and executive officers is contained in PRIMEDIA's proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's web site at http://www.sec.gov.

                                       ###

           CONTACT:      PRIMEDIA
                         --------
                         WARREN BIMBLICK: INVESTORS          212.745.0615
                         EILEEN MURPHY: MEDIA                212.745.1857
                         ABOUT
                         -----
                         KELLY LOFTS: INVESTORS              212.204.1587
                         TABATHA STURM: MEDIA                212.204.4000
                         WEB SITES:                          www.primedia.com
                                                             ----------------
                                                             www.about.com
                                                             -------------


   PRIMEDIA AND ABOUT, INC. MERGE TO FORM THE LEADING TARGETED MEDIA COMPANY

   NICHE IS KING IN ONE-OF-A-KIND TRADITIONAL MEDIA/NEW MEDIA INTEGRATED COMPANY

            MERGER IS ACCRETIVE AND SUPERCHARGES PRIMEDIA FOR GROWTH

NEW YORK, NY -OCTOBER 30, 2000 - Tom Rogers, chairman and CEO of Primedia Inc. (NYSE: PRM) and Scott Kurnit, chairman and CEO of About, Inc.(NASDAQ: BOUT) announced today that the two companies have signed an agreement to merge, forming the leading targeted media company which will provide a vast array of marketing solutions to advertisers and an unprecedented level of niche content to users.

         Under terms of the agreement, shareholders of About will receive 45.2 million shares of Primedia, or 2.3409 Primedia shares for each About share. The value of the transaction is $690 million based on Primedia's October 27 closing price of $15 1/4 and About's closing price of $23 7/8. About has no debt and at September 30, 2000 had $133 million of cash. The transaction, which is subject to shareholder approval and customary closing conditions, is tax-free to all shareholders.

         "With this transaction, Primedia has been transformed. Niche is king," said Mr. Rogers. "In one fell swoop we are marrying Primedia's powerhouse of content in more than 700 media niches with About's more than 700 topic specific Guide Sites and some 10,000 associated experts. Primedia is the leading traditional media company in the delivery of highly targeted niche print and video products to consumers. About is the leading on-line company in the delivery of niche content. This is the most synergistic combination either of these two companies could possibly enter into and creates a one of a kind company that no two other companies could create."

         "While the AOL and Time-Warner merger announced earlier this year created a mass media powerhouse of new and traditional media, the Primedia and About merger creates the leading model for the integration of traditional and new media niche content and the resulting delivery of targeted marketing vehicles," said Mr. Rogers.

         "About has been the leader in ON-LINE targeted marketing," said Mr. Kurnit. "With this transaction, our Guides, staff and shareholders are becoming part of the unquestionable leader in ALL targeted marketing. We're excited to deliver this opportunity to our shareholders to unlock the value in our company. We believe that by being merged with Primedia we will grow faster and farther over time than as a standalone company."

         About's topic sites have a natural alignment with many Primedia properties. For example, About has topic sites such as pregnancy, infertility, adoption and daycare which match Primedia's AMERICAN BABY; teen advice, homework/study tips and career planning which match Primedia's SEVENTEEN and CHANNEL ONE; auto repair, 4-wheel drive/SUVs and vintage cars which match Primedia's 30 automotive properties including AUTOMOBILE, SPORTS COMPACT CAR and MUSCLE MUSTANG; and broadband, fiber optics, wireless communications, satellite communications and ISPs which match Primedia's TELEPHONY, WIRELESS REVIEW, CABLE WORLD, BROADCAST ENGINEERING and SATELLITE COMMUNICATIONS. These synergies exist across all of About's 700 topic sites and Primedia's 700 niches. The combination of on-line and off-line targeted content will provide major integrated marketing offerings for advertisers.

         "The combination creates enormous scale with Primedia's leading off-line position, being enhanced by it becoming the seventh most trafficked business on the web overall, and the largest news and information site on the web," continued Mr. Kurnit.

         "I am absolutely thrilled to have Scott Kurnit as part of the Primedia team," said Mr. Rogers. "He is a true Internet pioneer and visionary who is also very well grounded in traditional media. Having his enormous expertise in overseeing and driving the combined Internet operations of the two companies is a very significant asset for Primedia going forward." He will remain CEO of About and will become Chief Internet Officer of Primedia with responsibility for overseeing and driving the combined Internet assets of the two companies and will report to Mr. Rogers. Mr. Kurnit will also become a board member of Primedia.

         "When the board brought on Tom Rogers as CEO one year ago, we were convinced that Primedia could be transformed into a totally unique company by taking its traditional media assets and becoming a major player in the new media world, and a revenue and cash flow engine," said Henry Kravis, a founding partner of KKR and member of the Primedia board. "Tom and his management team have made enormous progress on all fronts during the course of the last year, and with the About merger, will now occupy the unique place that we envisioned."

         "The merger brings to Primedia one of the most successful operational teams in the Internet space," said Mr. Rogers. "About has been recognized for its success in building a very efficient model of human guides that is unlike any other Internet business, and also for its unique ability to drive enormous scale in its user base while minimizing consumer marketing expenses. By adding the cross-promotional power of Primedia's 200 million user and reader base, the ability to accelerate consumer reach will be very significant.

         "This merger really boils down to three things. First, scale across the niches.

Second, leverage in monetizing these niches. Third, synergies yielding cost savings.

         "Primedia has a 1,600 person sales force and 60,000 advertisers. Applying this force to About's niche based sites, driving Primedia magazine subscriptions on these sites, and combining other such revenues with cost synergies which result from cutting back About's marketing expenses while significantly cutting back Primedia's own spending on Internet businesses yields a high growth formula.

         "This transaction supercharges Primedia's on-line growth," said Rogers. "Over the last several months, Primedia has had the opportunity to combine with comparably sized traditional media companies. We passed on all of them as all they added was more of the same at far lower levels of growth. We are convinced that this transaction saves years of development time and cost, while being accretive within the first twelve months. It also further deleverages the company and increases the float which have been two key objectives.

         "We have taken a very conservative approach to what the combined revenues of the two companies will be in 2001. Nonetheless, with the cost and revenue synergies we see attainable in the first twelve months, we estimate $47 million of incremental EBITDA beyond what each of the companies alone would achieve with a unique accelerating growth rate going forward, thereby making the deal accretive to Primedia."

         The companies have developed an additional relationship that begins immediately, including an ads for equity deal valued at $72 million which will enable promotion of About within Primedia properties to commence.

         Primedia and About have also put in place, effective immediately, a sales agreement under which the Primedia salesforce will take responsibility for selling advertising on certain About sites going forward. Gross revenues will accrue to About and Primedia will receive commissions.

         The transaction is expected to close during the first quarter of 2001. The resulting company will be called Primedia and will be listed on The New York Stock Exchange under the symbol PRM.

         Wit Soundview and Merrill Lynch advised Primedia and Donaldson, Lukfin & Jenrette advised About.

CONFERENCE CALL
---------------
INVESTORS ARE INVITED TO JOIN A CONFERENCE CALL ON MONDAY, OCTOBER 30, 2000 AT 10:00 A.M. EASTERN TIME BY CALLING 1-877-282-0743 IN THE U.S., OR 1-703-871-3073
IF OUTSIDE THE U.S., AT LEAST 5 MINUTES PRIOR TO THE START OF THE CALL. A RECORDED VERSION WILL BE AVAILABLE TWO HOURS AFTER THE CONFERENCE CALL BY CALLING 1-888-266-2081 IN THE U.S., OR 1-703-925-2533, IF OUTSIDE THE U.S. THE
PASSWORD FOR THE RECORDED VERSION IS 9876543. THE RECORDED VERSION WILL BE AVAILABLE UNTIL 7:00 P.M. ON MONDAY, NOVEMBER 6, 2000.

INVESTORS MAY ALSO LISTEN TO THE CONFERENCE CALL LIVE ON PRIMEDIA'S INTERNET SITE, www.primedia.com BEGINNING AT 10:00 A.M. EASTERN TIME. A PLAYBACK VERSION
      ----------------
WILL ALSO BE AVAILABLE ON THE SITE.

PRIMEDIA INC., WITH 1999 SALES OF $1.7 BILLION, IS A TARGETED MEDIA COMPANY WITH PRINT, VIDEO, AND

INTERNET BUSINESSES FOCUSED ON CONSUMER AND BUSINESS-TO-BUSINESS AUDIENCES. THE COMPANY PUBLISHES MORE THAN 220 MAGAZINES, AND OWNS AND OPERATES APPROXIMATELY 300 WEB SITES AND OTHER INTERNET PROPERTIES.
PRIMEDIA'S STOCK SYMBOL: NYSE: PRM.

THIS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING PRIMEDIA'S OPERATIONS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION. THESE STATEMENTS ARE BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES, WHICH ARE INHERENTLY SUBJECT TO UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, AND REFLECT FUTURE BUSINESS DECISIONS, WHICH ARE SUBJECT TO CHANGE. SOME OF THESE ASSUMPTIONS MAY NOT MATERIALIZE, AND UNANTICIPATED EVENTS WILL OCCUR WHICH CAN AFFECT THE COMPANY'S RESULTS.


ABOUT
-----
THE HUMAN INTERNET

ABOUT IS THE INTERNET'S MOST COMPLETE TARGETED ENVIRONMENT FOR MARKETERS. WITH MORE THAN 700 TOPIC SITES, EACH OVERSEEN BY A PROFESSIONAL GUIDE, THE ABOUT NETWORK PROVIDES CUSTOMERS WITH AN EXPERIENCE UNLIKE ANY OTHER ON THE WEB-INCLUDING THE INTERNET'S BEST LINK DIRECTORIES, ORIGINAL CONTENT, COMMUNITY FEATURES AND COMMERCE OPPORTUNITIES. MEDIA METRIX (SEPTEMBER 2000) RANKS ABOUT.COM AS THE 7TH LARGEST WEB PROPERTY. MORE INFORMATION ON THE COMPANY CAN BE FOUND ON ITS WEB SITE AT http://about.com
                            ----------------

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES REGARDING ABOUT. INVESTORS ARE CAUTIONED THAT SUCH RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER FROM ANTICIPATED EVENTS OR RESULTS INCLUDE THE COMPANY'S LIMITED OPERATING HISTORY, HISTORY OF LOSSES AND ANTICIPATION OF CONTINUED LOSSES, POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS, AND OTHER RISKS THAT ARE CONTAINED IN ABOUT'S REPORTS AND DOCUMENTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.